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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of May 28, 2004.

Commission File Number ---------------------

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):--------------

NOTE: Regulation S-T Rule 10 1(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):----------------

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
 82------------------.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DOMAN INDUSTRIES LIMITED
                                       -----------------------------------------
                                                      (Registrant)

 Date May 28, 2004                     By       / s / Philip G. Hosier
                                         ---------------------------------------
                                                     (Signature) *
                                                   Philip G. Hosier
                                                Vice President, Finance

----------------------------
 * Print the name and title under the signature of the signing officer.

                           PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
 SEC 1815 (11-02)          INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
                           TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                           OMB CONTROL NUMBER.
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SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. AFFECTED CREDITORS

         The following summary is provided as supplemental disclosure to the information circular and proxy statement of Doman Industries Limited (the "Company" or "Doman") and certain subsidiary entities of Doman dated May 7, 2004 in respect of the meeting of Affected Creditors to be held on June 7, 2004 to approve the Plan (the "Information Circular"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Information Circular. The following summary shall be deemed to be incorporated in and form part of the Information Circular.

         This summary outlines the principal United States federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "U.S. Tax Code") to Affected Creditors who are residents of the United States for U.S. federal income tax purposes ("U.S. Affected Creditors").

         This summary is based on current provisions of the U.S. Tax Code, applicable Treasury Regulations, judicial authority and current administrative rulings and pronouncements of the Internal Revenue Service (the "Service") as of the date of this Form 6-K. There can be no assurance that the Service will not take a contrary view, no ruling from the Service has been or will be sought nor will any counsel provide a legal opinion as to any of the expected tax consequences set forth below. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to the U.S. Affected Creditors. It cannot be predicted whether any tax legislation will be enacted or, if enacted, whether any tax law changes contained therein would affect the tax consequences to the U.S. Affected Creditors from the consummation of the Plan.

         This summary is for general information only and describes the anticipated tax consequences for only U.S. Affected Creditors. The U.S. federal income tax treatment of a U.S. Affected Creditor may vary from that described herein depending upon such U.S. Affected Creditor's particular situation. This discussion assumes that U.S. Affected Creditors have held Affected Claims as "capital assets" within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment) and will hold the Lumberco Shares, Warrants and Lumberco Secured Bonds as capital assets. This summary does not address all of the U.S. federal income tax consequences that may be relevant to a U.S. Affected Creditor, such as the potential application of the alternative minimum tax or the foreign tax credit (or the effect thereon), nor does it address the U.S. federal income tax consequences to U.S. Affected Creditors subject to special treatment under the U.S. Tax Code, such as brokers or dealers in securities or currencies, certain securities traders, tax-exempt entities, financial institutions, insurance companies, U.S. Affected Creditors that hold Affected Claims or Lumberco Shares, Warrants and Lumberco Secured Bonds as a position in a "straddle" or as part of a "synthetic security," "hedging," "conversion" or other integrated instrument, and U.S. Affected Creditors that have acquired Affected Claims in connection with the performance of services.

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         THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR
SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S.
AFFECTED CREDITOR. U.S. AFFECTED CREDITORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

         DISPOSITION OF AFFECTED CLAIMS BY U.S. AFFECTED CREDITORS

         In general, U.S. Affected Creditors will recognize gain or loss upon the exchange of the Affected Claims measured by the difference between (a) the amount of cash (for those choosing to receive cash) or the fair market value of the Lumberco Shares and Warrants received for the Affected Claims, other than the amount attributable to, and taxable as, accrued but unpaid interest, and (b) their tax basis in the Affected Claims. If a U.S. Affected Creditor held the Affected Claim for more than one year before such disposition, any gain or loss generally will be long-term capital gain or loss. The deductibility of capital losses may be subject to limitation. The excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for individuals, estates and trusts.

         Consideration attributable to accrued interest is taxable to a U.S. Affected Creditor as interest income and, to the extent accrued interest is not paid, a U.S. Affected Creditor who has previously accrued interest as income should recognize an ordinary loss. Pursuant to the Plan, distributions to Affected Creditors will be allocated first to principal and thereafter to accrued interest (and any other remaining claim). However, there is no assurance that such allocation will be respected by the Service. U.S. Affected Creditors are urged to consult their tax advisors with respect to attributing consideration to accrued interest.

         WARRANT EXPIRATION

         If a U.S. Affected Creditor allows its Warrants to expire, such U.S. Affected Creditor generally will recognize a capital loss equal to its tax basis in the Warrants. In that the Warrants expire twenty-one days from the Warrant Record Date, any capital loss should be short-term capital loss.

         WARRANT EXERCISE

         A U.S. Affected Creditor will not recognize any gain or loss upon the exercise of Warrants. A U.S. Affected Creditor's aggregate tax basis in the Lumberco Shares and Lumberco Secured Bonds received upon exercise will equal the sum of (a) the U.S. Affected Creditor's tax basis in the Warrants and (b) the exercise price of the Warrants. The aggregate tax basis will be apportioned between the Lumberco Shares and Lumberco Secured Bonds received upon exercise based on their relative fair market values on the exercise date.

         OWNERSHIP OF LUMBERCO SHARES

         A U.S. Affected Creditor generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the Lumberco Shares to the extent that such distributions are paid out of Lumberco's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will reduce the U.S. Affected Creditor's tax basis in the Lumberco Shares


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and, to the extent such excess distributions exceed such tax basis, will be treated as gain from a sale or exchange of such Lumberco Shares.

         Upon the sale of the Lumberco Shares, a U.S. Affected Creditor generally will recognize capital gain or loss equal to the difference between
(a) the amount of cash and the fair market value of any property received therefor and (b) the U.S. Affected Creditor's adjusted tax basis in its Lumberco Shares. Capital gain or loss recognized upon the disposition of the Lumberco Shares will be long-term capital gain or loss if the Lumberco Shares are held for more than one year.

         U.S. Affected Creditors are urged to consult their tax advisors with respect to applicable tax rates, available deductions, netting rules and deductibility limitations for dividends and capital gains and losses.

         OWNERSHIP OF LUMBERCO SECURED BONDS

         The Lumberco Secured Bonds will have original issue discount ("OID") for U.S. federal income tax purposes, and accordingly, U.S. Affected Creditors holding Lumberco Secured Bonds will be subject to special rules relating to the accrual of income for tax purposes. As a result, U.S. Affected Creditors holding Lumberco Secured Bonds will include OID in income in advance of the receipt of cash attributable to such income. However, such U.S. Affected Creditors generally will not be required to include separately in income cash payments received on the Lumberco Secured Bonds to the extent such payments constitute payments of previously accrued OID.

         A Lumberco Secured Bond is treated as issued with OID equal to the excess of its "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity of a Lumberco Secured Bond will include all payments on the Lumberco Secured Bond, whether denominated as principal or interest. The issue price of a Lumberco Secured Bond would be its apportioned tax basis as described above under "Warrant Exercise". U.S. Affected Creditors will recognize as interest income the amount of OID on the Lumberco Secured Bonds as the discount accrues in accordance with a constant yield method.

         In general, a U.S. Affected Creditor will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of its Lumberco Secured Bonds measured by the difference between (a) the amount of cash and the fair market value of property received in exchange for the Lumberco Secured Bonds, other than the amount attributable to, and taxable as, accrued but unpaid interest and (b) the U.S. Affected Creditor's adjusted tax basis in the Lumberco Secured Bonds, as increased by any OID and decreased by any payments reflecting principal or OID that the U.S. Affected Creditor received with respect to the Lumberco Secured Bonds. Any gain or loss recognized on the sale, retirement or other taxable disposition of the Lumberco Secured Bonds generally will be long-term capital gain or loss if the Lumberco Secured Bonds are held for more than one year. U.S. Affected Creditors are urged to consult their tax advisors with respect to applicable tax rates, netting rules and deductibility limitations for capital gains and losses.